Exhibit 99.6

Hifyre Digital Cannabis Platform Announces Successful Launch of Spark Fastlane Service in Fire & Flower Ontario Stores

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/

EDMONTON, March 4, 2020 /CNW/ - Fire & Flower Holdings Corp. (“FFHC” or “Fire & Flower”) and its wholly-owned subsidiary Hifyre™ Inc. (“Hifyre”), today announced the successful launch of the Spark Perks™ Fastlane™ “click-and-collect” service in Fire & Flower Ontario store locations in Ottawa and Kingston.

Click-and-collect online cannabis ordering and pickup services recently became permissible as a result of a change in the Ontario regulations earlier this year.

Fastlane is a key benefit of the Spark Perks members program that has been operating across Fire & Flower store locations in the provinces of Alberta, Saskatchewan, Manitoba and the Yukon territory. The Spark Perks program provides Fire & Flower customers with a one-to-one personalized customer experience that the Company sees as a key differentiator and value proposition for its customers.

The Spark Perks program has more than 73,000 members nationally who receive access to the Fastlane “click-and-collect” service, exclusive benefits and member-only events. On average, Spark Perks members spend 44% more though Fastlane, purchase more frequently and spend approximately 300% more per year than non-members of the program.

“Hifyre’s ability to rapidly launch the Fastlane click-and-collect service in Ontario demonstrates our Company’s core focus as a technology-enabled, retail 2.0 company,” shared Trevor Fencott, Chief Executive Officer of Fire & Flower. “The Fastlane service will allow customers in Ontario to reserve products online for pickup in store, which is especially important when new, high-demand products come on to the market.”

The Spark Perks Fastlane service will also be available to other retailers through Hifyre’s strategic agreement with Cova Software Solutions Inc., announced on January 27, 2020.

About Fire & Flower

Fire & Flower is a leading purpose-built, independent adult-use cannabis retailer poised to capture significant Canadian market share. The Company guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the HifyreTM digital platform and SparkTM program connect cannabis consumers with the latest cannabis products, and deliver cutting edge insights into evolving consumer behaviours. The Company’s leadership team combines extensive experience in the cannabis industry with strong capabilities in retail operations.

Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc., a licensed cannabis retailer that owns or has interest in cannabis retail store licences in the provinces of Alberta, Saskatchewan, Manitoba and Ontario and the Yukon territory.

Through its strategic investment with Alimentation Couche-Tard Inc. (ATD.A, ATD.B), the Company has set its sights on the global expansion as new cannabis markets emerge.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions.

Forward-looking statements are based on the opinions and estimates of management of FFHC at the date the statements are made based on information then available to the Company. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements. Forward-looking statements are subject to and involve a number of known and unknown risks and uncertainties, many of which are beyond the control of FFHC, which may cause FFHC’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct.

FFHC assumes no obligation to publicly update or revise forward-looking statements to reflect new information, future events or otherwise, except as expressly required by applicable law.

SOURCE Fire & Flower Holdings Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/March2020/04/c5987.html

%SEDAR: 00044938E

For further information: Investor Relations, investorrelations@fireandflower.com, 1-833-680-4948; Media Relations,media@fireandflower.com, 780-784-8859

CO: Fire & Flower Holdings Corp.

CNW 06:00e 04-MAR-20